December 14, 2020

Via EDGAR

U.S. Securities and Exchange Commission

Division of Investment Management

Attention: Mses. Vroman-Lee and Miller

100 F Street, N.E.

Washington, D.C. 20549

Re:	Owl Rock Core Income Corp. – Registration Statement on Form N-2

Dear Mses. Vroman-Lee and Miller:

On behalf of Owl Rock Core Income Corp. (the “Company”), set forth below is the Company’s response to the oral comments provided by the staff of the Division of Investment Management (the “Staff”) of the U.S. Securities and Exchange Commission (the “SEC”), on October 28, 2020, regarding the Company’s registration statement on Form N-2 (the “Registration Statement”), and the prospectus contained therein (the “Prospectus”) as submitted to the SEC on October 16, 2020. Each of the Staff’s comments are set forth below and are followed by the Company’s response. Where applicable, revisions to the Prospectus referenced in the below response are set forth in Amendment No. 1 to the Company’s Registration Statement, submitted to the SEC concurrently herewith.

Accounting

1.	Comment: Please confirm that offering expenses should be shown as a transaction expense in the fees and expenses table given the description in the seed financial.

Response: The Company has updated the Registration Statement to reflect offering expenses as annual expenses in the fees and expenses table.

2.	Comment: In Note 5 to the financial statements, please confirm that the Company performs an analysis under ASC 450 as to whether or not the Company should record a liability to repay the Owl Rock Capital Advisors LLC (the “Adviser”) for organization and offering expenses.

Eversheds Sutherland (US) LLP is part of a global legal practice, operating through various separate and distinct legal entities, under Eversheds Sutherland. For a full description of the structure and a list of offices, please visit www.eversheds-sutherland.com.

Mses. Vroman-Lee and Miller

U.S. Securities and Exchange Commission

December 14, 2020

Response: The Company confirms that it has reviewed and analyzed the accrual and disclosure requirements under FASB Accounting Standards Codification Topic 450 (“ASC 450”), formerly Financial Accounting Standards No. 5. ASC 450 defines a “contingency” as an existing condition, situation, or set of circumstances involving uncertainty as to possible gain (gain contingency) or loss (loss contingency) to an entity that will ultimately be resolved when one or more future events occur or fail to occur. ASC 450 generally requires the recognition of a liability when the occurrence of the liability is probable, can be reasonably estimated and relates to activities of the current or prior period. The Company’s analysis began with a determination of the likelihood that the Company will incur a loss, which likelihood can be categorized in three ranges – remote, reasonably possible, and probable.

The Company is unable to estimate the amount of organizational and offering costs reimbursable to the Adviser pursuant to the intended terms of the Investment Advisory Agreement because the amount of equity to be raised in the Company’s offering and the timing related thereto are uncertain, particularly due to the Company’s limited operating history. Based on its review of the facts and circumstances, the Company has concluded that the likelihood of a material loss is “reasonably possible” as it falls in the range between “remote” and “probable,” as defined in ASC 450. Therefore, the Company provided a disclosure in its Registration Statement about this contingency that allows users of the financial statements to appreciate the potential magnitude of this matter. The Company also undertakes to include such disclosure in future periodic filings made with the Commission. Additionally, the Company will continue to evaluate whether the amounts are probable, reasonably possible, or remote, and update its disclosure in future filings, as necessary.

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Please do not hesitate to contact me at (202) 383-0218, Kristin Burns at (212) 287-7023 or Dwaune Dupree (202) 383-0206 if you should need further information or clarification.

Sincerely,

/s/ Cynthia M. Krus
Cynthia M. Krus